02048856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
JUN 2 8 2002
1086

SECTION 152 WASH, D.C. JUN 28 2002 PROCESSED SEC MAIL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

National Grid USA
Exact name of registrant as specified in charter

0000071297
Registrant CIK Number

Form 11-K
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-12313
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts, June 27, 2002

PROCESSED
JUL 18 2002
THOMSON FINANCIAL

National Grid USA
(Registrant)

By: [signature], Counsel
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______________, 19____, that the information set forth in this statement is true and complete.

By: _______________
(Name)

____
(Title)

SEC 2082 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2001

National Grid USA Companies' Incentive Thrift Plan II
25 Research Drive
Westborough, MA 01582

National Grid Group plc
15 Marylebone Road
London
NW1 5JD
England

Financial Statements:

*Financial Statements of National Grid USA Companies' Incentive Thrift Plan II

Exhibits:

Consent of PricewaterhouseCoopers LLP

*Filed Under Cover of Form SE

SIGNATURE

The Benefits Committee (Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan II) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Benefits Committee

By [signature]
John G. Cochrane, Chairman

Date: June 27, 2002

EXHIBIT INDEX

Exhibit	Description	Page
	Financial Statements	Filed under cover of Form SE
	Consent of Independent Certified Public Accountants	Filed herewith

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File NO. 33-33094) of the National Grid USA Companies' Incentive Thrift Plan II of our report dated March 29, 2002 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan II, which appears in this Form 11-K.

s/PricewaterhouseCoopers LLP
Boston, Massachusetts

June 27, 2002

National Grid USA Companies' Incentive Thrift Plan II

Financial Statements and Supplemental Schedule
To Accompany 2001 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
For the Years Ended December 31, 2001 and 2000

National Grid USA Companies' Incentive Thrift Plan II
Index to Financial Statements

Schedules other than those listed above have been omitted because they are either not required or not applicable.

PricewaterhouseCoopers LLP
One International Place
Boston MA 02110
Telephone (617) 478 5000
Facsimile (617) 478 3900

Report of Independent Accountants

To the Benefits Committee of National Grid USA Service Company,
a subsidiary of National Grid USA

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan II (the "Plan") as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as referred to in the preceding index to the financial statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 29, 2002

National Grid USA Companies' Incentive Thrift Plan II
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments (Notes 4 and 5)	$ 221,638,866	$ 233,644,068
Employee contributions receivable (Note 3)	149,170	65,928
Employer contributions receivable (Note 3)	70,151	172,519
Dividends receivable	173,360	111,739
Net assets available for plan benefits	$ 222,031,547	$ 233,994,254

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies'
Incentive Thrift Plan II
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

Additions:	
Investment income	
Interest and dividend income	$ 6,968,313
Contributions:	
Employee (Note 3)	10,735,039
Employer (Note 3)	3,562,992
	14,298,031
Total additions	21,266,344
Deductions:	
Benefits paid to participants (Notes 2, 3, and 6)	(9,031,877)
Net depreciation in fair value of investments:	
American Depository Receipts	(4,502,053)
Mutual Funds	(16,640,378)
Common Collective Trusts	(3,054,743)
	(24,197,174)
Total deductions	(33,229,051)
Net decrease in assets available for benefits	(11,962,707)
Net assets available for benefits:	
Beginning of year	233,994,254
End of year	$ 222,031,547

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan II (the "Plan," formerly known as New England Electric System Companies Incentive Thrift Plan II) was established effective September 1, 1984, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan II upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid USA (collectively, the "Employers") who are covered by a qualified collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the National Grid USA Service Company Benefits Committee (the "Administrator"). The Board of Directors of National Grid USA Service Company has the governing authority to amend the Plan. The plan trustee is T. Rowe Price Trust Company, Incorporated (the "Trustee").

As of December 31, 2001 the Plan offered 14 investment options: the National Grid Group ADR Fund, the T. Rowe Price U.S. Treasury Money Market Trust, the T. Rowe Price Stable Value Trust, the T. Rowe Price International Stock Fund, the T. Rowe Price Small-Cap Value Fund, the T. Rowe Price Equity Index Trust, the T. Rowe Price Equity Income Fund, the T. Rowe Price New America Growth Fund, the T. Rowe Price Spectrum Income Fund, the T. Rowe Price Spectrum Growth Fund, the T. Rowe Price Balanced Fund, the T. Rowe Price Science and Technology Fund, the T. Rowe Price Capital Appreciation Fund, and the T. Rowe Price Blue Chip Growth Fund.

2. Summary of Significant Accounting Policies

Investment Valuation
The T. Rowe Price funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the Investment Committee or officers of the investment advisors. Investments in the National Grid Group plc American Depository Receipts are valued at the last price transacted by T. Rowe Price on the last business day of the plan year. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Contributions

Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period that the payroll deductions are made from the Participants. Basic Matching Contributions from the Employers are made in the same period that payroll deductions are made from Participants and are based upon Elective Contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in American Depository Receipts of National Grid Group plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.

Benefit Payments and Withdrawals

Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefit approved and processed for payments as of year end, but for which disbursement of those funds have not been made by year end were insignificant as of December 31, 2001 and 2000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Other

Purchases and sales of securities are accounted for on the trade date basis. Realized gains and losses on sales of securities are based on average cost.

3. Contributions and Benefits

The Plan is a defined contribution plan. Eligible employees (except certain Northboro Customer Service Center union employees whose benefits are described below) can make Elective Contributions, through Contribution Agreements (also known as Salary Reduction Agreements), to have from 1% to 21% of their base or total compensation contributed to the Plan on their behalves. The annual employee Elective Contributions by each Participant were subject to IRS limits of $10,500 in 2001 and 2000.

The Employers make Basic Matching Contributions to the Plan equal to 100% of the employee Elective Contribution up to the first 2% of the Participants base compensation and then 50% of the employee Elective Contribution with respect to the next 4% of the base compensation.

The Plan eliminated the annual Discretionary Matching Contribution that was based on certain financial targets for NEES in 2000.

Certain Northboro Customer Service Center union employees are eligible to receive enhanced plan benefits in lieu of eligibility for a pension benefit. These Participants are eligible to contribute between 1% and 17% of their base or total compensation as employee Elective Contributions to the Plan. After one year of service, the Participants become eligible to receive Employer contributions. The Participants receive an automatic contribution from Employers equal to 1.5% of their base compensation; they also receive Employer Basic Matching Contributions equal to 100% of employee Elective Contributions up to 2% then 67% of the employee Elective Contributions on the next 6% of the Participants' base compensation.

All contributions from the Employers prior to March 27, 2000 were invested in the NEES Share Fund. Effective March 27, 2000, all the Employer contributions are invested in the National Grid Group plc ADR Fund.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Participants are immediately fully vested in Elective Contributions and Employer contributions. Upon termination of employment or upon total and permanent disability, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Distributions upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70 1/2. A retired Participant who chooses distributions commencing at age 70 1/2 may elect to receive periodic distributions at any time prior to the lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

4. **Investments**

The following are the investment assets held by the Plan as of December 31, 2001 and 2000:

		2001			2000	
‡ + National Grid Group American Depository Receipts (380,010 and 250,986 shares, respectively) at fair value (cost $15,674,871 and $10,925,598, respectively) (Note 5)	$	11,785,281	*	$	11,387,192	
‡ T. Rowe Price U.S. Treasury Money Market Trust (72,323,509 and 74,003,753 shares, respectively) at fair value (cost $72,323,509 and $74,003,753, respectively)		72,323,602	*		74,003,753	*
‡ T. Rowe Price Stable Value Trust (4,445,624 and 3,818,759 shares, respectively) at fair value (cost $4,445,624 and $3,818,759, respectively)		4,445,624			3,818,759	
‡ T. Rowe Price International Stock Fund (554,222 and 548,162 shares, respectively) at fair value (cost $8,819,072 and $9,086,576, respectively)		6,090,900			7,959,310	
‡ T. Rowe Price Small-Cap Value Fund (334,690 and 288,038 shares, respectively) at fair value (cost $6,593,368 and $5,540,639, respectively)		7,584,076			5,513,054	
‡ T. Rowe Price Equity Index Trust (713,917 and 733,842 shares, respectively) at fair value (cost $24,722,899 and $25,605,923 , respectively)		22,081,452	*		25,772,540	*
‡ T. Rowe Price Equity Income Fund (1,002,679 and 940,248 shares, respectively) at fair value (cost $23,020,341 and $21,465,339, respectively)		23,713,357	*		23,195,907	*
‡ T. Rowe Price New America Growth Fund (531,329 and 516,237 shares, respectively) at fair value (cost $21,306,152 and $21,406,201, respectively)		16,402,110	*		18,465,797	*
‡ T. Rowe Price Spectrum Income Fund (284,031 and 205,539 shares, respectively) at fair value (cost $3,110,009 and $2,275,602, respectively)		3,010,724			2,213,656	
‡ T. Rowe Price Spectrum Growth Fund (598,418 and 595,876 shares, respectively) at fair value (cost $9,573,615 and $9,689,037, respectively)		8,419,741			9,367,167	
‡ T. Rowe Price Science and Technology Fund (591,125 and 499,156 shares, respectively) at fair value (cost $30,247,157 and $29,989,962, respectively)		12,366,340	*		17,754,975	*

		2001	2000
‡	T. Rowe Price Balanced Fund (155,610 and 138,262 shares, respectively) at fair value (cost $3,018,894 and $2,740,218, respectively)	$ 2,721,617	$ 2,650,486
‡	T. Rowe Price Capital Appreciation Fund (143,167 and 64,315 shares respectively) at fair value (cost $2,012,096 and $845,939, respectively)	2,095,958	897,198
‡	T. Rowe Price Blue Chip Growth Fund (688,819 and 658,762 shares, respectively) at fair value (cost $25,238,202 and $24,823,015, respectively)	19,955,077 *	22,299,088 *
‡	Loans to Participants (Note 6)	8,643,007	8,345,186
	Total investments	$ 221,638,866	$ 233,644,068

* Investments represents 5% or more of net assets available for benefits at December 31 of the year indicated.

\+ In part a nonparticipant-directed investment.

‡ Party-in-interest.

5. Nonparticipant Directed Investments

The National Grid Group plc American Depository Receipts investment option is the only investment option that is not completely participant directed. Effective March 27, 2000, a fund investing exclusively in National Grid Group plc American Depository Receipts replaced the NEES Shares Fund as an investment option after the merger of National Grid Group plc and NEES. All contributions from the Employers subsequent to the merger are invested in this new employer security. The Plan was also amended to provide that redemption proceeds from the conversion of NEES shares upon the merger with National Grid Group plc could be directed to any other available investment options upon participant's direction.

	As of December 31,	
	2001	2000
	$ 11,785,281	$ 11,387,192
Employee contributions receivable	8,752	8,944
Employer contributions receivable	70,151	65,928
Dividends receivable	173,360	111,739
Net assets available for benefits - nonparticipant directed	$ 12,037,544	$ 11,573,803

	For the year ended December 31, 2001
Additions	
Investment income	
Interest and dividend income	$ 363,896
Loan repayments, net of loans to participants	102,071
	465,967
Contributions	
Employee	652,597
Employer	3,562,992
	4,215,589
Total additions	4,681,556
Deductions	
Benefits paid to participants	(142,040)
Net depreciation in fair value of investment	(4,502,053)
Total deductions	(4,644,093)
Net increase prior to interfund transfers	37,463
Interfund transfers, net	426,278
Net increase in net assets available for benefits	463,741
Net assets available for benefits	
Beginning of year - nonparticipant directed	11,573,803
End of year - nonparticipant directed	$ 12,037,544

6. Loan Provisions

An employee Participant can obtain a loan from the Plan from such Participant's account. The loan may not be less than $1,000, nor exceed 50% of the Participant's account balance, up to a maximum of $50,000 reduced by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off by the end of 60 months from the date of distribution or if a Participant fails to make a payment for a period exceeding 90 days. In the event of default, the outstanding balance of the loan and any unpaid accrued interest shall be deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Demand distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $224,622 and $232,254 at December 31, 2001 and 2000, respectively.

7. Administration Fees

The Trustee agreed to accept no administration fee for administering the Plan for the years ended December 31, 2001 and 2000, respectively.

8. Tax Status

The Plan obtained its latest determination letter on January 25, 1995, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation, except as provided in the relevant union contracts. In the event the Plan is terminated, the assets shall be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan.

10. Plan Merger

On September 7, 2001, the National Grid USA Service Company, Inc. Board of Directors voted that the Niagara Mohawk Power Corporations Represented Employees' Savings Fund Plan ("NIMO Plan") merge into the National Grid Thrift Plan II, with the then benefit design terms of the NIMO Plan remaining in place for the NIMO Plan's participants. The merger of the Plan was contingent upon the merger of National Grid USA with Niagara Mohawk Holdings, Inc. The merger between National Grid USA and Niagara Mohawk was completed on January 31, 2002.

11. Plan Amendments

Effective January 1, 2000, the Plan was amended to change the Employer Basic Matching Contributions amounts to 100% of the employee Elective Contribution up to first 2% of the Participant's base compensation, and then 50% of the employee Elective Contribution with respect to the next 4% of the base compensation. The Plan eliminated the annual Discretionary Matching Contribution that was based on certain financial targets for NEES.

The Plan was also amended to allow Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. In addition, it was amended to provide that following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account (other than his or her Elective Contribution Account) or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code. Further, the Plan was amended to eliminate the $500 minimum withdrawal amount; to accommodate multiple loans as well as paperless loans, and to permit cashouts of account balances under $5,000 determined at the time of the distribution in question rather than at the very first distribution. Provisions relative to highly compensated employees were amended to conform with the recent changes in the Internal Revenue Code.

On March 22, 2000, the Plan was renamed National Grid USA Companies' Incentive Thrift Plan II to reflect the merger between National Grid Group plc and NEES.

Effective March 22, 2000, the Plan was amended to provide that certain transactions relative to National Grid Group plc American Depository Receipts will be priced at the market value of the underlying securities at close of the London Stock Exchange on the business day prior to the particular transaction. It was further amended to provide that redemption proceeds from the conversion of NEES shares upon the merger with National Grid Group plc may be directed to any other available investment options upon Participants' direction, and that future Employer contributions may be limited to investment in another form of qualifying employer securities as directed by an officer of New England Power Service Company.

By action taken by the Board of Directors of New England Power Service Company on March 15, 2000, the Plan was amended to authorize the merger of the Eastern Utilities Associates Employee's Savings Plan into the Plan to be effective as of dates designated by the President or Treasurer of New England Power Service Company.

On April 26, 2000, the Board authorized amendments to the Plan in the forms of supplement B to the Plan, which provisions were designed to accommodate the merger of Eastern Utilities Associates' 401(k) plan into the Plan. In addition, it authorized amendments to Section 3.10, Crediting of contributions, providing that contributions made under the Plan will be made as soon as practicable.

On November 22, 2000, the Board authorized amendments to Section 15.31, Hour of Service, recognizing, under certain circumstances, service performed by an employee for a company that falls within the "control group of corporations" in the determination of eligibility for receiving matching contributions under the plans.

Effective September 1, 2001, the Plan Sections 6.4, 8.3 and 8.6 were amended to adopt recently released IRS rule changes on the computation of the required minimum distributions under 401(k) plans and the treatment of beneficiaries for distribution purposes under the plans.

In response to the Economic Growth & Tax Relief Reconciliation Act of 2001 (EGTRRA) the Plan was amended effective January 1, 2002 to allow employee participants age 50 or older to have the opportunity to contribute on additional $1,000 per year over and above the 401(k) deferral limit, which will be increased from $11,000 to $15,000 from 2002 through 2006, in $1,000 increments annually. Furthermore, the 25% maximum deferral limit has been eliminated and replaced by a $40,000 limit during 2002. Expanded rollover capabilities have been provided, for example, allowing rollovers from nonprofit and governmental plans as well as rollovers of post-tax contributions from delineated plans. These EGTRRA changes are federal laws and have not yet been adopted in all states.

Effective January 1, 2002, the Benefits Committee has authorized eligible employees to contribute 1% up to 50% of their before-tax compensation, subject to EGTRRA and IRS limitations.

National Grid USA Companies' Incentive Thrift Plan II
Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2001

Supplemental Schedule

Identity of Issuer	Description	Cost	Current value
National Grid Group plc*	National Grid Group plc American Depository Receipts	$ 15,674,871	$ 11,785,281
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	72,323,509	72,323,602
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	4,445,624	4,445,624
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price International Stock Trust	8,819,072	6,090,900
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	6,593,368	7,584,076
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust	24,722,899	22,081,452
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	23,020,341	23,713,357
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price New America Growth Fund	21,306,152	16,402,110
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Spectrum Income Fund	3,110,009	3,010,724
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Spectrum Growth Fund	9,573,615	8,419,741
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	30,247,157	12,366,340
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Balanced Fund	3,018,894	2,721,617
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	2,012,096	2,095,958
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	25,238,202	19,955,076
Participant loans*	5% - 9.5%	-	8,643,007

* Party-in-interest